

December 4, 2012

Via E-Mail
James J. Sebra
Chief Financial Officer
RAIT Financial Trust
2929 Arch Street, 17th Floor
Philadelphia, PA   19104

      Re: RAIT Financial Trust
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 24, 2012
          File No. 001-14760

Dear Mr. Sebra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012

Liquidity and Capital Resources, page 63

1. In future filings, please discuss your dividends and distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the dividends and distributions for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the dividends and distributions. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from divestitures of properties, proceeds from equity offerings etc.

Consolidated Statements of Operations, page 82

2. We note your disclosure on page 86 that you discontinued the presentation of net interest margin within total revenue and have now classified interest expense as a component of expenses. We note that your investment in mortgages and loans, and interest income and expense are still material to the financial statements. Please tell us what consideration you gave to continue following the guidance of Article 9 of Regulation S-X and Industry Guide 3, including the presentation of net interest income and net interest income after provision for loan losses in your statements of operations. SAB Topic 11K (FASB ASC 942-10-S99-4) notes that although Article 9 and Guide 3 applies literally only to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities.

Note 5: Investment in Real Estate, page 98

3. Please tell us how you considered the disclosure required by ASC 840-20-50-4 relating to minimum future rentals on noncancelable leases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief